UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

DOC.COM INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7370	88-0665060
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

408 Broadway, New York, NY 10013

[+1-917-807-1141]
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles Nader
Chief Executive Officer
DOC.COM INC

408 Broadway, New York, NY 10013
+1-917-807-1141

Copy to:

ANDY ALTAHAWI

Adamson Brothers, Corp

www.DirectlyListed.com

Adamson Brothers, Corp

2423 SW 147th Ave # 706

Miami, FL 33185

+19495292500

 Explanatory Note

In this report, the term “we,” “us,” “our” or “the Company” refers to Doc.com Inc

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Business

Overview

We were incorporated in Delaware on March 31, 2021, as DOC.COM INC a corporation. The Company is developing telehealth Tech services for consumers. The Company is a platform that refers patients to healthcare professionals with a marketplace to sell over the counter products.

Doc.com is an AI-optimized digital healthcare platform that links and refers patients with healthcare professionals who provide free initial consultations with physicians, psychologists, and veterinarians. The company also sells over-the-counter products directly to patients and plays educational videos and adverts while patients are waiting. By suggesting improvements in diagnosis to the medical experts and providing data on telehealth consultations, artificial intelligence will be used to expedite consultation with the doctors in order to enhance healthcare results. Doc.com is also developing a comprehensive AI-optimized electronic healthcare record and administrative system for the Red Cross in Mexico. Doc.com also is collaborating with the National Autonomous University of Mexico in the creation of a low cost drug for commercial sale for cancer patients and patients with cirrhosis.

Expected revenue streams include the sale of over-the-counter products directly to customers, charging the consumer directly for over-the-counter sales, charging consumers a service fee for additional time connecting with healthcare professionals and displaying advertisements to patients while they wait to speak with a healthcare professional. Our initial target market is smartphone-owning patients in the United States in need of over-the-counter healthcare supplies.

If a person wants to use the Company’s services, the person logs onto the Company’s website (Doc.com) and downloads the Company’s app. Once the app is downloaded, the person fills out the required information (i.e. name, address, date of birth, name of health care insurance company, etc.). Once the required information is entered the person, who is now a client, is referred and connected to a physician, psychologist, or veterinarian. The healthcare professional consults with the client regarding the client’s healthcare problem. If the client requires a specialist, such as a cardiologist, the physician advises the client to contact a specialist for treatment. Doc.com will charge a service fee directly to the consumer for calls more than 15 minutes (this Doc.com service fee has nothing to do with the healthcare provider charges via client’s insurance company). The first 15 minutes of the consultation are free of charge. Any time in addition to the first 15 minutes is charged to the client directly as service fee. If a prescription is needed, the healthcare professional sends the prescription to the pharmacy designated by the client directly, and the client can then pick up the prescription at the pharmacy,  or the Company will arrange to have medication delivered to the client for extra fees charged directly to the client.

Currently we have developed four apps that are currently being beta tested and updated for our launch.  The apps consist of an app for users where they can consult with healthcare professionals and buy products, view their balance, track orders, and view healthcare history. The second app is our vendors app where vendors who manufacture and/or distribute over the counter products can load inventory to the doc.com marketplace, receive orders, view their sales metrics, and manage their inventory. The third app is our app designed for healthcare professionals where they can receive telemedicine calls, upload their licensing documents to be approved to receive telemedicine calls, view their consultation history, view their balance and manage their profile as healthcare professionals. The final and fourth app we have built is our administrative app where we can manage and approve vendors and healthcare professionals, view metrics and change graphics for our marketplace.   Our apps are being tested currently and updates are being made to ensure they are ready for launch.

Doc.com relies on its apps, information technology systems and networks to process, transmit, and store electronic information, and to manage or support a variety of our business processes and activities. We also use information technology systems and networks to communicate with our employees, customers, suppliers, and other third parties. In addition, we collect and store sensitive data, including intellectual property, proprietary business information, personal information of our employees and customers, and financial information, in our data centers and on our networks. The secure operation of our application, and the processing and maintenance of this information, are critical to our business operations and strategy.

Doc.com uses secure HIPPA compliant servers and follows cyber security protocols that are standard in the healthcare industry for data management. We also have consulted with cybersecurity experts to optimize our strategy and protect us from attacks and our development team is constantly optimizing our cybersecurity initiatives.

For patients who wish to speak to a healthcare professional for more than 15 minutes, packages will be available for purchase in the future. Based on our future launch we will determine the size and cost of the minute packages. We plan on charging in blocks of 5 minutes for a flat fee.  We have not decided on the pricing yet.

We have not chosen a pharmacy partner yet but have spoken to four candidates in California, Florida, Texas and New York who are capable of shipping medications nationwide. We will make the decision of what pharmacy partner we plan on using within the first 30 days after this filing is submitted.

The pharmacy partners we have spoken with are able to offer us special pricing for generic drugs based on our estimated volume so we can pass the savings to our clients.

Doc.com’s platform connects patients with healthcare professionals. Our medical directors and team of healthcare directors will review cases on a weekly basis with the support of AI analytics to improve call times and improve patient outcomes.  Our business model’s profitability is dependent on patient customers buying more than once from our platform. Giving 15 minute consultations for free is costly and increases our operating costs and reduces profitability but leads to more patients, which increases potential sales and growth.

Over the counter products can be purchased from our apps and our upcoming redesigned website. In most cases products purchased will be drop shipped from their retailers or manufacturers. In the future we plan on buying products in bulk and selling our own branded products as well and we may have to obtain storage facilities to hold inventory.

Our legal relationship is as a service provider:  We connect healthcare professionals to patients directly, and we will have a service agreement that has yet to be created where we offer a service connecting patients to healthcare professionals and charge a service fee based on time blocks directly to consumers.

The timeline regarding our final testing and launch for our apps will be within the next 60 days.  We are currently doing testing of our apps and the launch will happen before the end of June 2024 pending acquiring financing in time.

Marketing

We will maintain an extensive marketing campaign that will ensure maximum visibility for the business. We want to develop an online presence and we have developed the “Doc.com and Doc.group” websites and placed our name and contact information with online directories.

Management intends to use a qualified PR, advertising and marketing firm to help the business reach its intended patient audience within the targeted market. This campaign will include the use of traditional print and media advertising as well as the Internet. Direct advertising campaigns will be significant to the Company as a telehealth services provider to a wide range of patient types. We plan on using celebrity ambassadors to increase awareness of our no initial cost services that benefit the uninsured populations as well as those people needing to speak to a healthcare professional for guidance in their healthcare journey.

We will also maintain a website that will feature information regarding the company, testimonials from patients, contact information, and growth plans to new regions as well as an AI chatbot to serve patients who want to ask general healthcare questions before choosing to contact a healthcare provider through our website. We intend to use a number of online marketing strategies to drive traffic to the website including pay-per-click advertising as well as advertisements on

Facebook and Instagram and other media outlets. Celebrity ambassadors and social media influencers will also be used to increase awareness of the types of services we offer.

Competition

There are few barriers of entry in the business and the level of competition is extremely high. There are many prominent competitors to our business. Many of these companies may have a greater, more established customer base than us and have access to larger sums of capital.

We plan to offer initial no cost consultations with healthcare professionals and competitive prices on prescriptions by obtaining special prices from pharmacy partners and over-the- counter products, as well as multiple delivery options for products such as quick home delivery through a delivery driver network in certain regions, as well as standard and expedited shipping nationwide.

Industry Background

The global telehealth market is experiencing significant growth, projected to expand at a compound annual growth rate (CAGR) of 24.3% from 2024 to 2030, with a valuation estimated at USD 101.2 billion in 2023. The surge in demand for remote healthcare services, particularly in response to the COVID-19 pandemic, underscores the pivotal role of virtual consultations and remote monitoring. Doc.com stands at the forefront of this transformative landscape, pioneering innovation through its AI-driven approach to healthcare delivery.

Doc.com's model revolutionizes healthcare accessibility by offering free basic healthcare services, democratizing access to essential medical assistance. Leveraging AI, Doc.com optimizes services for consumers, enhancing diagnostic accuracy, facilitating analytics-driven insights, and streamlining operational efficiency. Through the integration of advanced AI functionalities, such as deep learning and machine learning, Doc.com personalized healthcare experiences, ensuring tailored solutions for individual patient needs.

The company's commitment to innovation extends beyond diagnosis and analytics to encompass comprehensive healthcare solutions. Doc.com's AI-powered platform facilitates remote consultations, empowering patients to receive timely and informed medical guidance from anywhere. Furthermore, Doc.com's emphasis on cost-effective and efficient healthcare solutions aligns with the evolving needs of consumers, driving the adoption of telehealth services on a global scale.

In addition to its consumer-centric approach, Doc.com distinguishes itself through strategic collaborations and partnerships, fostering a dynamic ecosystem of healthcare innovation. By harnessing the collective expertise of industry stakeholders, Doc.com is poised to continue leading the charge towards a more accessible, efficient, and personalized healthcare landscape, underpinned by the transformative potential of AI.

Strategic Acquisitions for Capability Enhancement

Doc.com is strategically pursuing acquisitions to broaden our service offerings, deepen our vertical expertise, and expand our onshore and nearshore footprint. The company is planning future acquisitions that have strong synergy with our operation.

We have identified potential targets and are planning to integrate them seamlessly into our core business operations, thus enhancing our capabilities in AI, telehealth and other next-generation technologies. Looking ahead, we plan to judiciously pursue "tuck-in" transactions that will further augment our capabilities, particularly in AI, establish deeper relationships with new and existing customers, and optimize our cross-selling opportunities.

Legal Proceedings

At Doc.com, we recognize that legal proceedings and claims may arise as part of our normal business operations. However, we are currently not a party to any legal proceedings that would individually or collectively have a material adverse effect on our business, financial condition, operating results, or cash flows.

The domain entity licensor for doc.com was the victim of a fraudulent claim, which produced a technical issue with the domain registrar. Nevertheless, this situation will be resolved soon, and our products and services will be available through our other domain doc.group in the meantime.

While we strive to proactively manage any potential legal issues, we acknowledge that litigation, regardless of the outcome, can impose challenges on our organization. These challenges include defense and settlement costs, diversion of management time and resources, and other associated factors.

We remain committed to conducting our business with integrity and in compliance with applicable laws and regulations. In the event that legal proceedings arise in the future, we will address them diligently and take appropriate measures to mitigate any potential impact on our operations.

Please note that this statement does not imply the absence of legal matters or claims entirely, but rather that there are no current proceedings that would significantly impact our business. We continually monitor our legal landscape to ensure we uphold our commitments to our clients, stakeholders, and the legal frameworks within which we operate.

Our Business Models

AI-driven telehealth business models require thoughtful consideration of various factors.

B2B2C (Business-to-Business-to-Consumer):

Description: In this model, telemedicine vendors directly engage with employers and payers. Once a business agreement is established, they market their telemedicine products to the payer’s consumer base.

Example: Imagine a telemedicine development company’s Chief Technology Officer (CTO) reaching out to healthcare organizations, insurance companies, or private clinics. After collaboration agreements, the company targets patients to sell telemedicine apps.

Advantages: Direct access to a large consumer market, streamlined payment flow, and potential for widespread adoption.

Platform Business Model:

Description: Organizations adopt this model when their goal is not just selling a product but partnering with service providers. The platform facilitates interactions powered by the organization.

Use Case: Telemedicine platforms that connect patients, doctors, and other healthcare professionals.

Benefits: Scalability, ecosystem growth, and collaborative innovation.

Considerations: Balancing supply and demand, ensuring platform security, and fostering trust.

Payvider Model:

Description: In this collaborative approach, healthcare providers and payers (such as insurance companies) work together to deliver care at minimal cost.

Scenario: A health system partners with an insurance company to provide telehealth services to policyholders.

Advantages: Cost-effectiveness, shared risk, and improved patient outcomes.

Challenges: Aligning incentives, data sharing, and regulatory compliance.

AI Integration:

Role of AI: AI enhances telehealth by analyzing information, enabling remote patient monitoring, and assisting with diagnostics.

Benefits: Augmenting physician capabilities, reducing burnout, and improving patient experience.

Remember, while crafting your telehealth business model, consider the following:

Cost Structure: Understand expenses related to technology, personnel, marketing, and infrastructure.

Key Partnerships: Collaborate with healthcare providers, insurers, and technology partners.

Resource Allocation: Allocate resources efficiently to ensure smooth operations.

Value Proposition: Clearly define what unique value your telehealth service offers.

Revenue Streams: Explore subscription models, transaction fees, or partnerships.

Customer Relations: Prioritize patient satisfaction and trust.

Delivery Channels: Determine how users access your telehealth services.

In summary, the telemedicine landscape is dynamic, and no one-size-fits-all model exists. We tailor our approach based on your organization’s goals, market dynamics, and technological advancements.

Our Regulatory Environment

Overview

The telehealth regulatory environment in the United States is a multifaceted landscape that impacts healthcare delivery, reimbursement, and patient access. Here are some key points about telehealth regulations:

Federal and State Regulation:

Telehealth services are regulated at both the federal and state levels.

Coverage and reimbursement policies vary among different payers and plans, including Medicare, Medicaid, and private insurers. State telehealth parity laws define rules for telehealth services within each state.

Licensure Requirements:

Offering telehealth services across state lines requires understanding each state’s unique rules.

Licensure requirements, standards of care, privacy regulations, and reimbursement policies differ from state to state.

AMA Advocacy:

The American Medical Association (AMA) actively influences telemedicine law in favor of physicians.

The AMA advocates for policies that prioritize physician and patient needs in telehealth delivery.

Recent Developments:

COVID-19 accelerated telehealth adoption, leading to permanent telehealth flexibilities.

HIPAA waivers for telemedicine and e-prescribing of controlled substances have been implemented.

Certain Relationships and Related Party Transactions

Please see section “Certain Relationships and Related Party Transactions” in this prospectus for a summary of material agreements, other than material agreements entered into in the ordinary course of business, to which we are or have been a party.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Doc.com Inc. was incorporated in Delaware on March 31, 2021. The Company’s principal executive office is 408 Broadway 2nd floor, New York, New York 10013.

The Company is developing telehealth services for consumers. The Company also plans to sell over-the- counter products and epidemiological analytics based on our clients' use of our services.

To date, the Company’s activities have been limited to raising capital, organizational matters, launching the Company’s website and the structuring of its business plan. The Company has not generated any revenue since its inception.

Doc.com will be a digital healthcare company that provides initial no cost consultations to patients with doctors, psychologists and veterinarians and sells over the counter products to patients as well as displays educational content and advertisements during waiting periods. Artificial intelligence will be used to speed up consultation times and improve healthcare outcomes by suggesting improvements in diagnosis to healthcare professionals and offering statistics on telehealth consultations. Expected revenue streams are through the sale of over-the-counter products, billing insurance companies through a third-party biller for those patients who have insurance and charging a service fee, and displaying ads to patients during the waiting period to speak to a healthcare professional. Our initial target market is patients in the United States who have smartphones and are in need of prescription drugs or over-the-counter healthcare products.

Operating Results

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022:

	2023	2022	Change
Operating expenses:
Advertising and marketing	$ 82,500	$ 110,793	$ (28,293)
Contractors	321,412	266,483	54,929
General and administrative	10,580	144,318	(133,738)
Legal and professional fees	218,278	312,799	(94,521)
Officer compensation	718,929	70,048	648,881
Payroll taxes	21	9,571	(9,550)
Research and development	82,513	118,539	(36,026)
Salaries and wages	275	48,077	(47,802)
Total operating expenses	$ 1,434,508	$ 1,080,628	$ 353,880

Loss before other items	$ (1,434,508)	$ (1,080,628)	$ (353,880)

Other income and expenses
Interest expense	$ (89,935)	$ –	$ (89,935)
Gain on debt extinguishment	109,545	–	109,545
Total other income	$ 19,610	$ –	$ 19,610

Net loss	$ (1,414,898)	$ (1,080,628)	$ (334,270)

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

We have not generated any revenue since our inception.

Operating expenses

For the year ended December 31, 2023, we had total operating expenses of $1,434,508, compared to total expenses of $1,080,628 for the year ended December 31, 2022. The increase of $353,880 was primarily due to an increase of $648,881 in officer compensation partially offset by a decrease of $133,738 in general and administrative expenses and decrease of $94,521 in legal and professional fees during 2023 as compared to 2022.  The increase in officer compensation of $648,881 was primarily due to the 41,806,169 shares issued to the President and CEO of the Company during 2023 as compared to 2022. The decrease in general and administrative expenses of $133,738 was primarily due to a decrease in travel expenses and business license expenses during 2023 as compared to 2022. The decrease in legal and professional fees of $94,521 was primarily due to a decrease in consulting fees during 2023 as compared to 2022.

Other income and expenses

For the year ended December 31, 2023, we had total other income of $19,610, compared to total other income of $nil for the year ended December 31, 2022. The increase of $19,610 was primarily due to an increase of $109,545 in gain on debt extinguishment offset by an increase of $89,935 in interest expense during 2023 as compared to 2022.  The increase in gain on debt extinguishment of $109,545 was primarily due to the issuance of 15,321 shares to settle accounts payable of $122,568 during 2023 as compared to 2022. The increase in interest expense of $89,935 was due to the accrued interest on convertible notes issued during 2023 as compared to 2022.

Plan of Operations

Over the next 12 months, the Company intends to engage in a variety of milestones, mostly related to marketing, sales, technical development, further advancement of our artificial intelligence platform and hiring of key employees. To achieve these milestones, our executive team has estimated the net cash burn to be $888,476, $2,569,972, $6,043,991 and $3,803,211 for each quarter respectively. (Please see the chart of milestones and quarterly spending below.)

Milestones and quarterly spending:

Q1: The target is to successfully develop our telemedicine and medical marketplace. The plan is built with the assumption that we will be able to raise up to $250,000 via this Offering and raise additional funding via convertible notes in order to hire sales, marketing, and technology personnel. The response and the increase in the number of users with our current pilot program is encouraging. We are targeting new vendors and healthcare professionals to onboard into the Doc network.

In order to prepare ourselves for growth in 2Q and beyond, we plan to hire a total of 2 sales and marketing team members. We currently do not have a sales team and have recently hired a Director of Marketing to help prepare the market and PR launch. Also, we intend to hire an additional 4 more team members across Technology, Operations  and General Administration.

Q2: The milestones during our second quarter of operations are to focus on launching and increasing the number of patient and doctor interactions, continue to increase the Company’s geographic service area, and expand further on the vendor supplied marketplace.

We anticipate to have provider and medical supply revenue generated towards the end of the second quarter.

Q3: The milestones during the third quarter are to stabilize and establish business performance metrics. Our focus during this quarter will be to achieve the targeted recurring subscription and advertising revenue. This metrics is key for us since it will establish the carry-forward sales revenue into 2025.

We will continue to develop the product platform optimizing it with the assistance of artificial intelligence and well established strategic partnerships.

Q4: The milestones during our fourth quarter of operations is to be fully operational in Florida, Kentucky, Pennsylvania, Michigan, Indiana, Illinois, and West Virginia.

It is the opinion of the Board of Directors and the executive team that our initial raise process post approval from the SEC will raise up to $250,000. We estimate our spending to be in excess of the raised amounts and will need to continue to raise capital to grow to a point of sustainability, which we anticipate will by 2026.

Liquidity and Capital Resources

Since the Company’s inception, the Company strategy was to seek private investment through its friends and family. Even though it adopted a conservative strategy to capital infusion, it was successful in raising the capital in exchange for its stocks that was required in product development and sustaining its business during the pandemic. During the year ended December 31, 2022, we raised $757,970 from the issuance of 888,747 shares of Class A Common Stock at $0.85285 per share. During the year ended December 31, 2023, we raised $715,504 from the issuance of convertible notes, $16,300 from the issuance of 1,630,000 shares of Class A Common Stock at $0.01 per share under Regulation A and $4,360 for subscriptions to 436,000 shares of Class A Common Stock at $0.01 per share under Regulation A.

Subsequent to December 31, 2023, the Company issued 20,887 shares of Class A Common Stock for proceeds of $83,548 under Regulation D and issued 25,451 shares of Class A Common Stock for proceeds of $101,804 under Regulation S.

The Company also issued stocks valued at discounted prices as compensation. These stocks were issued to employees, advisors, and service providers who continued to help us through the product development phase despite liquidity issues. During the year ended December 31, 2022, we issued 118,193,834 Founder shares of Class A Common Stock to the President and CEO of the Company and 96,923 shares of Class A Common Stock pursuant to Board Advisory Agreements. During the year ended December 31, 2023, we issued 41,806,169 shares of Class A Common Stock to the President and CEO of the Company, 8,143,959 shares of Class A Common Stock to the various consultants of  the Company, 4,000,000 shares of Class A Common Stock to the Director of Marketing, Public Relations, and Communications of the Company, 15,000 shares to the former CFO, and 165,927 shares of Class A Common Stock pursuant to Board Advisory Agreements. On March 7, 2024, the Company cancelled the 15,000 shares issued to the former CFO. Subsequent to December 31, 2023, the Company entered into multiple Board Advisory Agreements and issued 8,621,873 shares of Class A Common Stock.

As at December 31, 2023, the company had issued a total of 159,955,880 Class A Common Stock. The number of authorized shares in Class A Common Stock is 800 million. Of the ones issued, 64% are available as float. The company has followed a conservative approach in raising capital. Similarly, a total of 15 million Class B Common Stock have been issued to its Founder from a total of 50 million authorized. Class B Common Shares are restricted from trading unless converted to Class A Common Stock.

In the management’s opinion, the Company’s cash position is insufficient to maintain its operations at the current level for the next 12 months. We are now focused on the sales side and are working with several clients to close deals.

Therefore, the failure to raise sufficient capital via its offering under Regulation A or D or S, would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available because we are an early growth stage company with small operations to date, we would likely have to pay additional costs associated with high-risk financing. At the time these funds are required, management would evaluate the terms of such financing. If the Company cannot raise additional proceeds, the Company would be required to cease business operations. As a result, investors would lose all of their investment.

Cash Flows

The following table presents cash used in operating and financing activities during the years ended December 31, 2023 and 2022:

	2023	2022
Cash, beginning of year	$ 397	$ –
Net cash used in:
Operating activities	(735,897)	(757,573)
Financing activities	736,164	757,970
Cash, end of year	$ 664	$ 397

Off-Balance Sheet Arrangements

As of December 31st, 2023, we did not have any off-balance sheet arrangements as was the case for financial year 2022.

Item 3. Directors and Officers

Executive Officers and Directors

The following table provides information regarding our executive officers, significant employees and directors as of September 13, 2024.

Name	Age	Position	Term of Office
Charles Nader	40	Chief Executive Officer, President and Chairman of the Board of Directors	Since Inception
Jamie Freed	46	Director of Marketing, Public Relations and Communications and a Director	Since July 25th, 2023

Executive Officers

Charles Nader

Charles Nader has been our President and Chief Executive Officer since March 2021. Mr. Nader was previously the founder of companies outside the United States in the healthcare industry, Doctordice.com, an electronic healthcare platform in Mexico that is no longer operational.

In 2015 Mr. Nader was accepted into the “Technology enabled blitzscaling” program at Stanford University where he went to study the methodology of scaling technology companies worldwide.

From 2016 to 2023 Mr. Nader spent time studying the healthcare industry worldwide, speaking to government officials in several countries as well as private industry to develop the Doc.com platform and create a form of free basic healthcare. Mr. Nader received an honorary doctorate degree in 2023 by the World Leaders Organization for his work in designing and advocating for a sustainable and scalable business model that provides free basic healthcare for all which is the underlying mission of Doc.com’s business model.

Jamie Freed, Director of Marketing, Public Relations, and Communications

Since July 2023 Jamie Freed has been our Director of Marketing, Public Relations, and Communications. Since June 2008 Mr. Freed has been the Chief Executive Officer of Freed Management Inc., a firm based in Los Angeles which provides celebrity management, branding, marketing, and consulting and services.

Family Relationships

There are no family relationships among any of our executive officers or directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Named Executive Officers

Our named executive officers for the years ended December 31, 2023 and 2022 were as follows:

●	Charles Nader, Chief Executive Officer and President;

●	Jamie Freed, Director of Marketing, Public Relations and Communications.

Summary Compensation Table

The following table contains information about the compensation paid to or earned by each of our named executive officers during the years ended December 31, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Bonus	All Other Compensation ($)	Total Compensation ($)
Charles Nader Chief Executive Officer and President	2023	234,413	-	-	418,020 (1)	652,433
	2022	70,488	-	-	118 (2)	70,606
Patrick Devereaux Former Chief Financial Officer	2023	26,350	-	-	150 (3)	150
Jamie Freed Director of Marketing, Public Relations and Communications	2023	-	-	-	39,996 (4)	39,996

(1)	The Company issued 41,806,169 shares of Class A Common Stock with a fair value of $0.01 per share.

(2)	The Company issued 118,193,834 Founder shares of Class A Common Stock.

(3)	The Company issued 15,000 shares of Class A Common Stock with a fair value of $0.01 per share. The Company cancelled the shares on March 7, 2024.

(4)	The Company issued 4,000,000 shares of Class A Common Stock with a fair value of $0.01 per share.

Employment Agreements with Executive Officers

Employment Agreement with Charles Nader

The Company entered into an employment agreement with Charles Nader on September 1, 2021. Pursuant to Mr. Nader’s employment agreement, he will serve as the Company’s Chief Executive Officer until his agreement is terminated by either Mr. Nader or the Company. Further, for the fiscal year ended December 31, 2023, he received a yearly salary of $234,413 (2022 - $70,488).

Employment Agreement with Jamie Freed

The Company entered into an employment agreement with Jamie Freed on July 25, 2023. Pursuant to Mr. Freed’s employment agreement, he will serve as the Company’s Director of Marketing, Public Relations and Communications until his agreement is terminated by either Mr. Freed or the Company. Further, for the fiscal year ended December 31, 2023, he received 4,000,000 shares of Class A Common Stock.

Employment Agreement with Patrick Devereaux, former Chief Financial Officer

The Company entered into an employment agreement with Patrick Devereaux on July 25, 2023. Pursuant to Mr. Devereaux’s employment agreement, he served as the Company’s Chief Financial Officer until his agreement was terminated by the Company for a cause. Further, for the fiscal year ended December 31, 2023, he received salary of $26,350 and 15,000 shares of Class A Common Stock, which was cancelled on March 7, 2024.

On March 11, 2024, Patrick Devereaux was removed from his position as Chief Financial Officer.

Outstanding Equity Awards at December 31, 2023

The Company has no outstanding equity awards as of December 31, 2023.

Equity Incentive Plan

We maintain the Doc.com. 2023 Equity Incentive Plan (the “Plan”), under which we may grant awards to our employees, officers and directors and certain other service providers. Upon effectiveness of this Registration Statement, the compensation committee of our board of directors will administer the Plan. The Plan permits grants of awards to eligible employees, consultants and other service providers. The aggregate number of shares of common stock that may be issued under the Plan may not exceed 4,000,000 shares of common stock. All of our current employees, consultants and other service providers are eligible to be granted awards under the Plan. Eligibility for awards under the Plan is determined by the board of directors at its discretion.

The Plan permits the discretionary award of incentive stock options (“ISOs”), non-statutory stock options (“NQSOs”), stock awards (which may have varying vesting schedules and be subject to lock-up periods at the board of directors’ discretion) and other equity awards to selected participants. Unless sooner terminated, no ISO may be granted under the Plan on or after the 10th anniversary of the Effective Date (as defined in the Plan).

The compensation committee has the sole discretion in setting the vesting period and, if applicable, exercise schedule of an award, determining that an award may not vest for a specified period after it is granted and accelerating the vesting period of an award. The plan administrator determines the exercise or purchase price of each award, to the extent applicable. The Plan does not allow for the assignment, transfer or exercise of awards other than by will or the laws of descent and distribution.

Unless otherwise provided by the participant’s Option Award Agreement or Stock Award Agreement (as both terms are defined in the Plan) issued pursuant to the Plan, upon the participant’s termination for any reason, including but not limited to death, Disability (as defined in the Plan), voluntary termination nor involuntary termination with or without Cause (as defined in the Plan), all unvested equity awards in the form of options or shares shall be forfeited. Vested options, unless otherwise provided, will remain exercisable for three (3) months following termination of the participant if such termination is for any reason other than death, Disability or termination for Cause. In case the participant’s separation from service is due to death or Disability, then the vested options will be exercisable for a period of twelve (12) months thereafter. In case the participant’s termination is for Cause, the participant will immediately forfeit any and all options issued to such participant under the Plan.

The Plan also provides the Company with a right of repurchase all or portion of the shares awarded to the participant under the Plan, which may be exercised in case a participant separates from service for any reason, at a price equal to the fair market value, as determined by the board of directors. In the event of a Change in Control (as defined in the Plan), the board of directors will have the sole discretion to address the treatment of a participant’s unvested awards in connection with such Change in Control in the participant’s award agreement.

The board of directors may modify, amend or terminate the plan at any time, provided that no such modification, amendment or termination of the Plan materially affects the rights of a participant under a previously granted award without that participant’s consent. Further, the board of directors cannot, without the approval of the Company’s stockholders, amend this plan: (i) increase the number of common stock with respect to the ISOs that may be granted under the Plan; (ii) make any changes in the class of employees eligible to receive the ISOs under the plan; (iii) without stockholder approval if required by applicable law.

Director Compensation

Jamie Freed shall receive stock options of 4,000,000 shares vested over time.

Patrick Devereaux received salary of $26,350.

(1)	Mr. Patrick Devereaux was removed from our board of directors, effective March 11, 2024

Item 4: Security Ownership of Management and Certain Security Holders

The following tables set forth the ownership, as of the date of this Offering Circular, of our Common Stock by each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, our executive officers, directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise shared. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other rights. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such a percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our Common Stock listed below have sole voting and investment power with respect to the shares shown.

Ownership Pre-Offering

Directors and Officers: (As on 12/31/2023)

The following table sets forth as of the date of this Offering Circular, certain information regarding beneficial ownership of our common stock by:

●Each executive officer

●Each person known to us to beneficially own 5% or more of our common stock;

●Each director; and

●All of our executive officers and directors as a group,

Class A & B Common Stock:

	Amount and Nature of Beneficial Control	Percent of class Before Offering	Percent of class After Offering	Percent of voting power of class pre-Offering	Percent of voting power of class post-Offering
Name of Beneficial Owner (1)	(2)	(3)	(4)	(5)	(6)
Directors and Officers:

Charles Nader,
Chairman, Director, Chief Executive Officer
Class A shares	145,000,004	89.13%	77.26%	31.340%	29.733%

Charles Nader,
Chairman, Director, Chief Executive Officer
Class B shares (20X vote)	15,000,000	100.00%	100.00%	64.841%	61.52%

Charles Nader total voting power				96.180%	91.250%

Jamie Freed, Director,
Class A shares	4,000,000	4.91%	4.262%	1.729%	1.640%

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no public market for our Common Stock. All the shares sold under this offering will be freely tradable without restrictions or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. All other outstanding shares not sold in this Offering will be deemed "restricted securities'' as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least one year, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our Common Stock then outstanding; or
●	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale;

provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons relying on Rule 144 to transact in our Common Stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Item 5. Interest of Management and Others in Certain Transactions

Except as disclosed herein, no director, executive officer, stockholder holding at least 5% of shares of our common stock, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction since January 1, 2023.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

a)Key management compensation and related party transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022

Management fees	$ 260,763	$ 70,048
Stock compensation	158,166	–
	$ 718,929	$ 70,048

b)Amounts due to related parties

In the normal course of operations, the company shares certain administrative resources with companies related by common management and directors. The administrative resources and services, which were provided in the normal course of operations, were measured at the exchange. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due from related parties:

	December 31, 2023	December 31, 2022

Director of Marketing, Public Relations and Communications	$ 80,833	$ –

a)Salary advance

A salary advance is due from the current CEO and expected to be paid back via future payroll deductions, and totals $nil (2022 - $49,303).

Policy for approval of related-person transactions

Prior to this Direct Listing, we have not had a formal policy regarding approval of transactions with related persons. In connection with this Direct Listing, our board of directors has adopted a related-person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or each person whom we know to beneficially own more than 5% of our outstanding shares of common stock (a “5% stockholder”) (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related-person transaction,” the related person must report the proposed related-person transaction to the Company’s general counsel. The policy calls for the proposed related-person transaction to be reviewed by and if deemed appropriately approved by, the audit committee of our board of directors after full disclosure of the related-person interest in the transaction. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review and, in its discretion, may ratify the related-person transaction. The policy also permits the chair of the audit committee to review, and if deemed appropriate approve, proposed related-person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related-person transactions that are ongoing in nature will be reviewed annually.

A related-person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

●	the related person’s interest in the related-person transaction;

●	the approximate dollar amount involved in the related-person transaction;

●	the approximate dollar amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

●	whether the transaction was undertaken in the ordinary course of our business;

●	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

●	the purpose of, and the potential benefits to us of, the related-person transaction; and

●

any other information regarding the related-person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the audit committee determines that, under all of the circumstances, the transaction is not inconsistent with our best interests. The audit committee may impose any conditions on the related-person transaction that it deems appropriate.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee of our board of directors in the manner specified in its charter.

Item 7. Financial Statements

DOC.COM INC.

December 31, 2023

(Expressed in U.S. dollars)

Index

Report of Independent Registered Public Accounting Firm ........................................................................ .............F–2

Balance Sheets as of December 31, 2023 and 2022F–3

Statements of Operations for the years ended December 31, 2023 and 2022F–5

Statements of Stockholders’ Deficit for the years ended December 31, 2023 and 2022F–6

Statements of Cash Flows for the years ended December 31, 2023 and 2022F–7

Notes to the Financial StatementsF–8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Doc.com Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Doc.com Inc. (“the Company”) as of December 31, 2023 and 2022, and the related statements of operations, statement of shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the two-years period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has an accumulated deficit, net losses, and negative working capital. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Fruci & Associates II, PLLC – PCAOB ID #05525 We have served as the Company’s auditor since 2023. Spokane, Washington
September 13, 2024

Doc.Com Inc

Balance Sheets

As of December 31, 2023 and 2022

(Expressed in U.S. dollars)

	2023	2022
Assets
Current assets:
Cash	$ 664	$ 397
Prepaid expenses	25,000	–
Salary advance (Note 7)	–	49,303
Total current assets	25,664	49,700

Deposits	40,000	–
Total assets	$ 65,664	$ 49,700

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 119,409	$ 289,660
Due to related party (Note 7)	80,833	–
Total current liabilities	200,242	289,660

Accrued interest payable (Note 5)	89,934	–
Secured convertible notes payable (Note 5)	715,504	–
Total liabilities	$ 1,005,680	$ 289,660

Commitments and contingencies	–	–

Shareholders’ deficit
Preferred stock, (75,000,000 shares authorized, $.000001 par value, 0 issued as of December 31, 2023 and 2022)	–	–
Common stock, Class A (800,000,000 shares authorized, $.000001 par value, 159,955,880 and 119,179,504 issued as of December 31, 2023 and 2022, respectively)	160	119
Common stock, Class B (50,000,000 shares authorized, $.000001 par value, 15,000,000 and 0 issued as of December 31, 2023 and 2022)	15	–
Common stock, Class C (75,000,000 shares authorized, $.000001 par value, 0 issued as of December 31, 2023 and 2022)	–	–
Shares to be issued	4,360	–
Additional paid in capital	1,550,975	840,549
Accumulated deficit	(2,495,526)	(1,080,628)
Total shareholders’ deficit	(940,016)	(239,960)

Total liabilities and shareholders’ deficit	$ 65,664	$ 49,700

Nature of operations (Note 1)

Going concern (Note 8)

Subsequent events (Note 9)

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

Doc.Com Inc.

Statements Of Operations

As of December 31, 2023 and 2022

(Expressed in U.S. dollars)

	2023	2022
Operating expenses:
Advertising and marketing	82,500	110,793
Contractors	321,412	266,483
General and administrative	10,580	144,318
Legal and professional fees	218,278	312,799
Officer compensation (Note 6 and 7)	718,929	70,048
Payroll taxes	21	9,571
Research and development	82,513	118,539
Salaries and wages	275	48,077
Total operating expenses	1,434,508	1,080,628

Loss before other items	(1,434,508)	(1,080,628)

Other income and expenses
Interest expense (Note 5)	(89,935)	–
Gain on debt extinguishment (Note 6)	109,545	–
Total other income	19,610	–

Net loss	(1,414,898)	(1,080,628)

Loss per share:
Basic	$(0.01)	$(1.63)
Diluted	$(0.01)	$(1.63)

Shares used in computing loss per share:
Basic	134,743,726	661,175
Diluted	134,743,726	661,175

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

Doc.Com Inc.

Statements Of Shareholders’ Deficit

As of December 31, 2023 and 2022

(Expressed in U.S. dollars)

	Class A common stock		Class B common stock
	Number of shares	Amount	Number of shares	Amount	Shares to be issued	Additional paid in capital	Accumulated deficit	Total

Balance, December 31, 2021	–	–	–	–	–	–	–	–

Issuance of founder stock	118,193,834	118	–	–	–	(84)	–	34
Issuance of common stock for services	96,923	–	–	–	–	82,664	–	82,664
Issuance of common stock for cash	888,747	1	–	–	–	757,969	–	757,970
Net loss for the year	–	–	–	–	–	–	(1,080,628)	(1,080,628)

Balance, December 31, 2022	119,179,504	119	–	–	–	840,549	(1,080,628)	(239,960)

Conversion of common stock	(15,000,000)	(15)	15,000,000	15	–	–	–	–
Issuance of common stock for services	54,131,055	54	–	–	–	681,105	–	681,159
Issuance of common stock for cash	1,630,000	2	–	–	–	16,298	–	16,300
Issuance of common stock for debt extinguishment	15,321	–	–	–	–	13,023	–	13,023
Shares to be issued	–	–	–	–	4,360	–	–	4,360
Net loss for the year	–	–	–	–	–	–	(1,414,898)	(1,414,898)

Balance, December 31, 2023	159,955,880	160	15,000,000	15	4,360	1,550,975	(2,495,526)	(940,016)

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

Doc.Com Inc.

Statements Of Cash Flows

For the year ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

	2023	2022
Cash provided by (used in):

Operating activities
Net loss for the year	$ (1,414,898)	$ (1,080,628)
Adjustment to net loss for the period for non-cash items
Stock compensation	681,159	82,698
Gain on debt extinguishment	(109,545)	–

Changes in non-cash working capital balance:
Decrease (increase) in salaries advance	49,303	(49,303)
Increase in prepaid expenses	(25,000)	-
Increase in deposits	(40,000)	-
Increase in accounts payable and accrued liabilities	33,150	289,660
Increase in accrued interest payable	89,934	–
	(735,897)	(757,573)
Financing activities
Proceeds from the issuance of common stock	16,300	757,970
Proceeds from shares to be issued	4,360	–
Proceeds from convertible notes payable	715,504	–
	736,164	757,970

Increase in cash	267	397
Cash, beginning of year	397	–
Cash, end of year	$ 664	$ 397

Supplemental cash flow disclosures:
Interest paid	–	9,571
Income taxes paid	–	–

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

Doc.Com Inc.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

NOTE 1 - NATURE OF OPERATIONS

Doc.com was incorporated in Delaware on March 31, 2021 (the “Company”). The Company is developing telehealth services for consumers and corporate clients and governments. The Company also plans to sell over-the-counter products and epidemiological analytics.

To date, the Company’s activities have been limited to raising capital, organizational matters, launching the Company’s website and the structuring of its business plan. The Company has not generated any revenue since inception.

Doc.com will be a digital healthcare company that provides initial no cost consultations to patients with doctors, psychologists and veterinarians and sells over the counter products to patients as well as displays educational content and advertisements during waiting periods. Artificial intelligence will be used to speed up consultation times and improve healthcare outcomes by suggesting improvements in diagnosis to healthcare professionals and offering statistics on telehealth consultations. Expected revenue streams are through the sale of over-the-counter products, billing insurance companies for those patients who have insurance by billing through a billing partner and charging a service fee and displaying ads to patients during the waiting period to speak to a healthcare professional. Our initial target market is patients in the United States who have smartphones and need prescription drugs or over-the-counter healthcare products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included. On February 28, 2023, the Company’s shareholders approved a 3.5 for 1 forward stock split of all classes of preferred and common stock, and the conversion of 15,000,000 shares of Class A Common Stock to 15,000,000 shares of Class B Common Stock. All preferred stock, common stock and per share data in these financial statements and footnotes have been retrospectively updated, as required.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2023, the Company is operating as a going concern. See Note 8 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2023 and 2022, the Company had $664 and $397 cash on hand.

Property and Equipment and Depreciation

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include.

As of December 31, 2023, there were no assets which met the capitalization threshold.

Fair value measurements

The Company follows guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Additionally, the Company adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the consolidated financial statements on a nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•Level 3 inputs are unobservable inputs for the asset or liability. The carrying amounts of financial assets such as cash approximate their fair values because of the short maturity of these instruments.

Earnings (Loss) Per Share

Earnings per share and diluted earnings per share, which are the same as the date of issued financial statements, are based on shares issued and retrospectively adjusted for the forward stock split. The diluted earnings per common share calculation for the year ended December 31, 2023 and 2022 excluded the effect of 1,071,400 and 0 potential shares of common stock, respectively, because the assumed conversion of the Company’s convertible notes were anti-dilutive.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For current period, the Company is taxed as an C corporation. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company applies the principles of ASC 606, Revenue from Contracts with supplies and customers (“ASC 606”). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps:

(i)identify the contract(s) with a customer,

(ii)identify the performance obligations in the contract,

(iii)determine the transaction price,

(iv)allocate the transaction price to the performance obligations in the contract and

(v)recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Advertising and Marketing Expenses

The Company expenses advertising and marketing costs as they are incurred. The amounts charged in 2023 and 2022 were $82,500 and $110,793, respectively.

Organizational Costs

In accordance with ASC 720, Other Expenses, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Software to be Sold, Leased, or Marketed (“ASC 985-20”) which applies to costs that are incurred when developing software that will be sold, leased, or otherwise marketed as a separate product or as part of a product or process. ASC 985-20 requires that software development costs be charged to research and development expenses until technological feasibility is established. With the Company’s current technology, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

In 2023 and 2022, the Company expensed 100 percent of software development costs as research and development. The Company routinely evaluates both the technological feasibility and the estimate of development costs, payroll expense and data subscription expenses utilized in this calculation.

Once technological feasibility is established, software development costs that directly relate to the project should be capitalized until the product is available for general release. Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of research and development costs. Upon the product’s release, the company amortizes the capitalized costs over a period of 3-5 years.

Research and Development

The Company follows ASC 730, Research and Development, and expenses all research and development costs as incurred for which there is no alternative future use. The amounts charged in 2023 and 2022 were $82,513 and $118,539, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The new guidance is intended to simplify the accounting for certain convertible instruments with characteristics of both liability and equity. The guidance eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2022. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements.

There have been no other material changes in or additions to the recently issued accounting standards as previously reported in Note 2 to our Financial Statements for the year ended December 31, 2022 that affect or may affect our current financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – SOFTWARE DEVELOPMENT COSTS

In accordance with ASC 985-20 (Note 2), until technical feasibility is reached, the Company expenses all of its software development costs (“SDCs”). Once technical feasibility is reached, the Company will capitalize SDCs as incurred. Once the product is released, the Company will amortize the capitalized SDCs over their estimated useful life. The useful life of the internally developed software is estimated to be a period of 3-5 years. The Company has not met technological feasibility yet, and all costs have been expensed as research and development.

The Company monitors the carrying value of the SDCs for impairment. As of December 31, 2023 the Company has not capitalized SDCs, and has therefore not recognized any impairment.

NOTE 4 – INCOME TAX PROVISION

The Company accounts for income taxes as set forth in ASC 740, Income Taxes. Deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company is taxed as a corporation. The Company estimates it will have a net operating loss carryforward of $1,731,669 as of December 31, 2023 (December 31, 2022 - $1,080,628). The Company pays federal and Delaware income taxes at a combined effective rate of approximately 29.70% and has used this effective rate to derive a net deferred tax asset of $459,328 as of December 31, 2023 (December 31, 2022 - $320,947), resulting from its net operating loss carryforward. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero, there was no net operating loss recorded for December 31, 2023, on the face of the financial statements. The 2022 and 2023 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 5 – CONVERTIBLE NOTES

During the year ended December 31, 2023, the Company issued 33 convertible notes with a total face value of $715,504. The notes bear interest at 20% per annum and are due on demand after the maturity dates. The notes are convertible into shares Class A Common Stock at any time prior to the maturity dates at the specified conversion price per share. The Company may elect to pay the notes using shares of Common Stock only if the shares issued can be resold by the Holder without restriction either pursuant to Rule 144, or under an effective registration statement of the Company.

The following table provide a summary of the Company’s convertible notes:

Original issue date	Maturity date	Conversion price per share	Annual interest rate	Balance at December 31, 2023	Balance at December 31, 2022
3/16/2023	3/16/2025	$ 0.75	20%	$ 1,500	$ –
3/17/2023	3/17/2025	0.75	20%	24,200	–
3/17/2023	3/17/2025	0.75	20%	14,600	–
3/17/2023	3/17/2025	0.75	20%	300	–
3/24/2023	3/24/2025	0.75	20%	100	–
3/26/2023	3/26/2025	0.75	20%	21,500	–
3/26/2023	3/26/2025	0.75	20%	10,000	–
3/27/2023	3/27/2025	0.75	20%	1,067	–
3/27/2023	3/27/2025	0.75	20%	20,000	–
3/27/2023	3/27/2025	0.75	20%	10,000	–
3/29/2023	3/29/2025	0.75	20%	1,000	–
3/31/2023	3/31/2025	0.75	20%	15,987	–
3/31/2023	3/31/2025	0.75	20%	1,500	–
4/3/2023	4/3/2025	0.75	20%	5,000	–
4/28/2023	4/30/2025	0.75	20%	200,000	–
5/4/2023	4/30/2025	0.75	20%	2,500	–
5/10/2023	4/30/2025	0.75	20%	200,000	–

5/18/2023	4/30/2025	0.75	20%	5,000	–
5/19/2023	4/30/2025	0.75	20%	1,000	–
5/22/2023	4/30/2025	0.75	20%	7,000	–
6/1/2023	4/30/2025	0.75	20%	7,000	–
6/2/2023	4/30/2025	0.75	20%	500	–
6/15/2023	4/30/2025	0.75	20%	100,000	–
7/25/2023	4/30/2025	0.75	20%	10,000	–
8/4/2023	4/30/2025	0.75	20%	5,000	–
9/19/2023	4/30/2025	0.75	20%	7,500	–
9/19/2023	4/30/2025	0.75	20%	30,000	–
9/22/2023	4/30/2025	0.75	20%	2,500	–
9/22/2023	4/30/2025	0.75	20%	5,000	–
11/29/2023	11/30/2025	4.00	20%	400	–
11/30/2023	11/30/2025	4.00	20%	100	–
12/14/2023	11/30/2025	4.00	20%	250	–
12/22/2023	12/20/2025	1.00	20%	5,000	–
				$ 715,504	$ –

As at December 31, 2023, the Company has recorded accrued interest of $89,935 (December 31, 2022 - $nil) on the balance sheets.

NOTE 6 – SHAREHOLDERS’ DEFICIT

Stock Split

On February 28, 2023 the Company effected a 3.5 for 1 forward stock split of the Company’s shares of Preferred Stock, Class A Common Stock, Class B Common Stock, and Class C Common Stock. All preferred stock, common stock and per share data in these financial statements and footnotes have been retrospectively adjusted to account for this forward stock split.

Common Stock

The Company has 3 classes of Common Stock; Class A, Class B and Class C.

The Company has authorized 800,000,000 shares of Class A Common Stock (par value $.000001). The Company has 158,258,029, and 119,179,504 Class A Common Stock outstanding as of December 31, 2023 and 2022, respectively. Each Class A Common Stock is entitled to 1 vote per share.

The Company has authorized 50,000,000 shares of Class B Common Stock (par value $.000001). The Company has 15,000,000, and 0 Class B Common Stock outstanding as of December 31, 2023 and 2022, respectively. Each Class B Common Stock is entitled to 20 votes per share.

The Company has authorized 75,000,000 Class C Common Stock (par value $.000001). The Company has not issued any Class C Common Stock as of December 31, 2023 and 2022. Shares of Class C Common Stock have no voting power.

During the year ended December 31, 2022:

The Company issued 118,193,834 Founder shares of Class A Common Stock to the President and CEO of the Company.

The Company issued 96,923 shares of Class A Common Stock pursuant to Board Advisory Agreements and recorded contractors expense of $82,664 on the statement of operations.

The Company issued 888,747 shares of Class A Common Stock for proceeds of $757,970.

During the year ended December 31, 2023:

The Company converted 15,000,000 shares of Class A Common Stock held by the President and CEO of the Company to 15,000,000 shares of Class B Common Stock.

The Company issued 165,927 shares of Class A Common Stock pursuant to Board Advisory Agreements and recorded contractors expense of $141,508 on the statement of operations.

The Company issued 15,321 shares of Class A Common Stock to settle accounts payable of $122,568, resulting in a gain on settlement of $109,545.

The Company issued 41,806,169 shares of Class A Common Stock to the President and CEO of the Company and recorded officer’s compensation of $418,020 on the statement of operations.

The Company issued 4,000,000 shares of Class A Common Stock to the Director of Marketing, Public Relations, and Communications of the Company and recorded officer’s compensation of $39,996 on the statement of operations.

The Company issued 15,000 shares of Class A Common Stock to the former CFO of the Company and recorded officer’s compensation of $150 on the statement of operations. The 15,000 shares were cancelled on March 7, 2024.

The Company issued 8,143,959 shares of Class A Common Stock to the various consultants of the Company and recorded contractors expense of $81,431 on the statement of operations.

The Company issued 1,630,000 shares of Class A Common Stock at $0.01 under Regulation A for proceeds of $16,300. As at December 31, 2023, the Company had received $4,360 for subscriptions. Subsequent to December 31, 2023, the Company issued 436,000 shares of Class A Common Stock for subscriptions received.

Preferred Stock

The Company has 75,000,000 shares of Preferred Stock authorized, as of the date of these statements. As at December 31, 2023, there are no shares of Preferred Stock issued or outstanding. The Company’s board of directors have not yet authorized the rights and privileges of the Preferred Stock.

NOTE 7 – RELATED PARTY TRANSACTIONS AND BALANCES

All transactions with related parties have occurred in the normal course of operations and are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

b)Key management compensation and related party transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022

Management fees	$ 260,763	$ 70,048
Stock compensation	458,166	–
	$ 718,929	$ 70,048

c)Amounts due to related parties

In the normal course of operations, the company shares certain administrative resources with companies related by common management and directors. The administrative resources and services, which were provided in the normal course of operations, were measured at the exchange. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due from related parties:

	December 31, 2023	December 31, 2022

Director of Marketing, Public Relations and Communications	$ 80,833	$ –

d)Salary advance

A salary advance is due from the current CEO and expected to be paid back via future payroll deductions, and totals $nil (2022 - $49,303).

NOTE 8 – GOING CONCERN

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2023, the Company had not yet achieved profitable operations and expects to incur further losses in the development of its business. As reflected in the accompanying financial statements, the Company had an accumulated deficit of $2,495,526 at December 31, 2023. This factor among others raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however, there is no assurance of additional funding being available (see Note 9).

NOTE 9 – SUBSEQUENT EVENTS

Securities Offering

Subsequent to December 31, 2023, the Company issued 2,433,097 shares of Class A Common Stock for proceeds of $24,331 and issued 436,000 shares of Class A Common Stock for subscriptions received of $4,360 under Regulation A.

Subsequent to December 31, 2023, the Company issued 20,887 shares of Class A Common Stock for proceeds of $83,548 under Regulation D and issued 25,451 shares of Class A Common Stock for proceeds of $101,804 under Regulation S.

Board Advisory Agreements

Subsequent to December 31, 2023, the Company entered into 23 Board Advisory Agreements and issued 8,621,873 shares of Class A Common Stock.

Share Cancellation

On March 7, 2024, the Company cancelled 15,000 shares of Class A Common Stock previously issued to the former CFO of the Company. On March 11, 2024, Patrick Devereaux was removed from his position as CFO.

Technology Development Agreement with Universidad Nacional Autónoma de México

On March 1, 2024, the Company entered into a Technology Development Agreement (the “Agreement”) with the Universidad Nacional Autónoma de México (“UNAM”) to develop a pharmaceutical drug for treatment of liver cancer. The Company agreed to contribute 2,769,000 Mexican Pesos plus the Value Added Tax of 443,040 Mexican Pesos for the development of the drug. As of September 13, 2024, the Company has not yet provided the contribution to UNAM.

Acquisition of Knotion, S.A. de C.V. and TMB Financial, S.A. de C.V.

On August 8, 2024, the Company entered into a Material Definitive Agreement to acquire Knotion, S.A. de C.V. and TMB Financial, S.A. de C.V. The acquisition closed on August 29, 2024.

Management’s Evaluation

Management has evaluated subsequent events through September 13, 2024, the date the financial statements were available to be issued and no other material events require disclosure.